February 17, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Astris Energi Inc. Form F-3, as amended Registration Statement Filed on November 25, 2005 File No. 333-124869

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, Astris Energi Inc., an Ontario corporation (the “Registrant”), hereby respectfully makes application to the Securities and Exchange Commission (the “Commission”) to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. No securities were sold pursuant to this Registration Statement. The Registration Statement was first filed with the Commission on May 12, 2005, and amended on August 26, October 3 and November 25, 2005.

We will be responding to the comments raised by the SEC with respect to the Form 20-F and Forms 6-K.

If you have any questions or comments please feel free to contact us.

Very truly yours,

/s/ Anthony Durkacz
Anthony Durkacz
Vice President of Finance